2ND REVISED

BB 7/5

06009299

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
APR 24 2006
WASH. D.C. 199

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 66765

A/B 7/8

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Odyssey Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 S. Florida Ave., Suite 480
(No. and Street)

Lakeland (City) FL (State) 33801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baumann, Raymondo & Company P.A.
(Name – *if individual, state last, first, middle name*)

405 N. Reo St. #200 (Address) Tampa (City) FL (State) 33609 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

OATH OR AFFIRMATION

I, Scott McHugh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Odyssey Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Personally Known.
State of Florida, County of Polk

Sherri W. Gaskill 4/2/06
Notary Public

Sherri W. Gaskill
MY COMMISSION EXPIRES
October 6, 2006
#DD155316
Bonded thru Troy Fain Insurance
NOTARY PUBLIC, STATE OF FLORIDA

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ODYSSEY SECURITIES, LLC

Member NASD

FINANCIAL STATEMENTS

together with

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2005 and 2004

Baumann, Raymondo & Company PA

CERTIFIED PUBLIC ACCOUNTANTS

ODYSSEY
SECURITIES, LLC
Member NASD

FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004

TABLE OF CONTENTS

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Odyssey Securities, LLC
Lakeland, FL

We have audited the accompanying statements of financial condition of Odyssey Securities, LLC as of December 31, 2005 and 2004 and the related statements of operations, changes in members capital, statement of changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Odyssey Securities, LLC as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Baumann, Raymondo & Company PA
BAUMANN, RAYMONDO & COMPANY PA

Tampa, Florida
February 10, 2006

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

ODYSSEY SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31,

	2005	2004
Assets		
Cash	$ 167,491	$ 70,543
Due from Odyssey Ltd. Partnership	-	63,450
Fixed assets, at cost less accumulated depreciation of $3,439	27,562	-
Note receivable - member	50,000	50,000
Total assets	$ 245,053	$ 183,993
Liabilities		
Accrued expenses	$ 25,595	$ -
Equity		
Member's capital - McHugh	50,000	50,000
Member's capital - Odyssey Advisors, LLC	560,850	260,850
Accumulated deficit	(391,392)	(126,857)
Total equity	219,458	183,993
Total liabilities & equity	$ 245,053	$ 183,993

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

ODYSSEY SECURITIES, LLC
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDING DECEMBER 31,

	2005	2004
Revenue		
Dealer Fees	$ 864,286	$ -
Interest Income	2,510	191
Total Revenue	866,796	191
Expenses		
Broker commissions	468,300	-
Depreciation	3,439	-
Legal Fees	12,424	-
Professional Fees	52,502	8,000
General & administrative	54,896	24,474
Registration fees	1,875	-
Salaries and Benefits	502,069	92,768
Travel and Entertainment	35,826	1,806
Total expenses	1,131,331	127,048
Net income (loss)	$ (264,535)	$ (126,857)

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

ODYSSEY SECURITIES, LLC
STATEMENT OF MEMBERS' CAPITAL
AS OF DECEMBER 31, 2005

	Scott McHugh	Odyssey Advisors, LLC	Accumulated Deficit	Total Equity
BALANCE, DECEMBER 31, 2004	$ 50,000	$ 260,850	$ (126,857)	$ 183,993
Capital Contributed	-	300,000	-	300,000
Net Loss	-	-	(264,535)	(264,535)
BALANCE, DECEMBER 31, 2005	$ 50,000	$ 560,850	$ (391,392)	$ 219,458

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

ODYSSEY SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2005

The Company had no subordinated claims as of December 31, 2005, or at any time during the year then ended.

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

ODYSSEY SECURITIES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31,

	2005	2004
Operating Activities		
Net Income	$ (264,535)	$ (126,857)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,439	-
(Increase) Decrease in assets		
Accounts receivable	63,450	(63,450)
Notes receivable	-	(50,000)
Increase in liabilities		
Accrued expenses	25,595	-
Net cash used in operating activities	(172,051)	(240,307)
Investing Activities		
Purchases of furniture and equipment	(31,001)	-
Net cash used in investing activities	(31,001)	-
Financing Activities		
Contributions	300,000	310,850
Net cash provided by financing activities	300,000	310,850
Net increase in cash and cash equivalents	96,948	70,543
Cash and cash equivalents at beginning of year	70,543	-
Cash and cash equivalents at end of year	$ 167,491	$ 70,543

Read independent auditors' report.

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Odyssey Securities, LLC was formed in 2004 and became an NASD member in 2005, to manage the distribution and marketing of limited partnership units of direct participation programs. Odyssey Diversified Properties, Inc. is the General Partner of the investment programs to be distributed by Odyssey Securities, LLC. The primary focus of Odyssey Securities, LLC is to develop and maintain a broad distribution channel by building a network of retail broker-dealers that will enter into selling agreement contracts for the retail sale of the limited partnership units of Odyssey Diversified Properties, Inc.'s direct participation programs. As a result, the primary revenue source for Odyssey Securities, LLC will be in the form of "dealer/manager fees" from the contract it will maintain with the General Partner to act as the distributor broker-dealer and provide marketing and distribution services for the investment programs.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Revenue Recognition

Customers' securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Notes and Accounts Receivable

Notes and accounts receivable are shown at net realizable value.

Property and Equipment

Property and equipment is comprised solely of furniture, computers and computer related items at December 31, 2005. Furniture and computers are stated at cost and depreciation is calculated using the straight-line method over a seven and five year useful life, respectively.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

NOTE B - INCOME TAXES

The Company is organized as Florida Limited Liability Company (LLC) and as such the taxable income or loss is passed on to the respective members. Accordingly, the accompanying financial statements do not include a provision for income taxes.

NOTE C - RELATED PARTY TRANSACTIONS

The Company leased office space from a related party at December 31, 2005 and 2004. Similary, the perfomance of payroll and legal services were performed by related parties.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the firm's net capital, when divided by aggregate indebtedness, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital, as defined, of $141,896 which is $136,896 in excess of its required net capital of $5,000. The Company's net capital ratio was .180 to 1.

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
Odyssey Securities, LLC
Lakeland, Florida

We have audited the accompanying financial statements of Odyssey Securities, LLC for the years ended December 31, 2005 and 2004. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of Computations of Net Capital and Net Capital Requirements Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission are presented for the purposes of additional analysis and are not a required part of the basic financial statements. The accompanying schedules are required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the testing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is exempt from the determination of reserve requirements in compliance with provisions under SEC Rule 15c3-3.

Baumann, Raymondo & Company PA
BAUMANN, RAYMONDO & COMPANY PA

Tampa, Florida
February 10, 2006

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

ODYSSEY SECURITIES, LLC
COMPUTATIONS OF NET CAPITAL AND THE NET CAPITAL REQUIREMENTS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net Capital	
Stockholder's Equity	$ 219,458
Deductions - Non allowable assets	(77,562)
Net capital	$ 141,896
Aggregate Indebtedness	
Liabilities	$ 25,595
Computation of Basic Net Capital Requirement	
Minimum net capital requirement per SEC Rule 15c3-1	$ 5,000
Ratio of Aggregated Indebtedness to Net Capital	.180 to 1

* Reconciliation with Company's computation of net capital

Net capital, as reported in Company's focus report (unaudited)	$ 167,502
Audit adjustments	(25,606)
Net capital, as reported above	$ 141,896

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

ODYSSEY SECURITIES, LLC
COMPUTATION OF THE RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

The Company is exempt from the determination of reserve requirements under provisions of SEC Rule 15c3-3 exemption (k)(2)(ii).

In accordance with sub paragraph (k)(2)(ii), the company is exempt from the possession and control requirements under SEC Rule 15c3-3.

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
Odyssey Securities, LLC
Lakeland, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Odyssey Securities, LLC (the Company), for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of

Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level

the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baumann, Raymondo & Company PA

BAUMANN RAYMONDO & COMPANY PA

Tampa, FL
February 10, 2006